SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: March 16th, 2006
ALTANA Aktiengesellschaft
(Translation of Registrant’s name into English)
Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-☐

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), dated September 24, 2004 (File No. 333-119240), and dated September 26, 2005 (File No. 333-128583).
     This Report on Form 6-K contains:
•	Press Release of March 16th, 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft
Dated: March 16th, 2006	By:	/s/Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

	By:	/s/ Rudolf Pietzke
		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel

Press release

    ALTANA AG
    P.O. Box 1244
    61282 Bad Homburg v.d.H.
    Herbert-Quandt-Haus
    Corporate Communications
    Am Pilgerrain 15
    61352 Bad Homburg v.d.H.
    Germany
    P +49 (0) 6172 1712-160
    F +49 (0) 6172 1712-158
    pr@altana.de
    www.altana.com

ALTANA 2005: Double-digit growth in sales and net income
•	Tenth record year in succession

•	Tenth dividend increase: +16%
Bad Homburg, March 16, 2006 — ALTANA AG (NYSE: AAA, FSE: ALT) has continued its dynamic growth course of the last years and again achieved record figures with double-digit increase in sales and earnings in the business year 2005. “The significant increase in the most important corporate key figures over the last ten years mirrors our long-term strategy which we will continue to implement successfully and consistently,” stated Dr. Nikolaus Schweickart at the press conference.
In 2005, consolidated sales rose by 10% to €3.3 billion. Adjusted for exchange rate as well as divestment and acquisition effects, operating sales growth was 8%. At €2.7 billion, which corresponds to an increase of 9% on the prior year, international business accounts for 82% of total sales. In the European markets outside Germany ALTANA achieved sales of almost €1.1 billion, an increase of 8%. The development of the domestic business was pleasing. In Germany, ALTANA reported sales of €581 million, 18% more than in the prior year. In North America ALTANA achieved sales of €927 million, an increase of 5%. The Latin American business was up by 18% to reach €327 million, due to exchange rate effects among others. Sales in Asia were up by 14% to €285 million.
Profitability further increased
ALTANA also continued to increase its profitability in 2005 at a high level. Operating income (EBIT) was up by 12% to reach €676 million; earnings before taxes (EBT) increased by also 12% to €684 million. Due to a lower tax rate net income rose by 16% on the prior year to €438 million. This yields an earnings per share figure of €3.23, which is equivalent to an improvement of also 16%.
The high profitability is also reflected in the key return figures of the ALTANA Group. Measured in terms of EBIT, the 2005 margin was 20.7%; return on sales before taxes (EBT) was 20.9%. At the end of 2005, equity was €2 billion, which is equivalent to an equity ratio of 55%. Cash Flow from operating activities was increased significantly by 51% to €645 million.
Increased investment and R&D expenses
ALTANA again stepped up its investment activities in 2005. Capital expenditure on property, plant and equipment and on intangible assets totaled €246 million, corresponding to an increase of 9%. ALTANA’s R&D expenses amounted to €465 million. ALTANA Pharma invested 20% of therapeutics sales in research and development; the research ratio of ALTANA Chemie was 5% of sales. These ratios are proof of both divisions’ strong orientation towards innovation.

ALTANA Pharma: Double-digit growth in sales and earnings
ALTANA Pharma AG, Constance, achieved sales of almost €2.4 billion in 2005, which corresponds to an increase of 12%. Adjusted for exchange rate effects the increase was 10%. Earnings before taxes (EBT) rose by 16% to €608 million; operating income (EBIT) amounted to €604 million, up 15% on the prior year. With a return on sales of 25.7% and an operating margin measured in terms of EBITDA of 29.2%, ALTANA Pharma’s profitability is above the industry average.
Domestic sales developed with an especially dynamic pace; they amounted to €439 million, which corresponds to an increase of 18% on the prior year. Sales in the European markets outside Germany also increased significantly by 15% to €780 million. With sales of €1.2 billion the European business accounts for 51% of total sales. The North American region achieved sales of €770 million, an increase of 3%. Latin America reported an increase of 19% to €279 million. International business accounted for 81% of total sales.
Gastro franchise In its strategic core business, Therapeutics, ALTANA Pharma realized an increase in sales of 13% to €2.1 billion. The share of Therapeutics in total sales of ALTANA Pharma amounted to 87%. In 2005, the main sales driver Pantoprazole (Pantozol®/Protonix®), a drug for the treatment of acid-induced gastrointestinal diseases, again achieved a double-digit growth in worldwide market sales, all sales partners included: they amounted to €2.8 billion, an increase of 12%. ALTANA Pharma’s own sales of Pantoprazole climbed to almost €1.4 billion, also up 12% on the prior year’s figure. In the U.S. market, which accounts for about half of worldwide total sales of Pantoprazole, ALTANA Pharma’s marketing partner Wyeth achieved sales of almost €1.4 billion. Pantoprozole’s share in total prescriptions in the proton pump inhibitor market in the U.S. was about 20% in 2005. At present, business with Pantoprazole accounts for 58% of ALTANA Pharma’s total sales.
Respiratory franchise
In the business year 2005, ALTANA Pharma achieved a total sales volume of €69 million with respiratory drugs. Alvesco® achieved sales of €8 million in 2005, its first year on the market. In 2005, Alvesco® was first launched in the UK, which served as a reference country in the European approval process. Alvesco® has meanwhile been approved in 35 countries and is available in 17 countries. Further market launches are planned for 2006. In February 2006, the indication of Alvesco® was extended to treat persistent asthma in adolescent patients ages 12 and older. Following this European Mutual Recognition Variation Procedure national marketing authorizations will succeed. In March 2006, ALTANA announced that it had submitted New Drug Applications (NDAs) for Ciclesonide Nasal to the U.S. Food and Drug Administration (FDA) and the Canadian authority Health Canada.
The development of the innovative PDE4-inhibitor Daxas® is being continued consistently. After the termination of the collaboration with Pfizer as per June 30, 2005, ALTANA Pharma had assumed sole responsibility for the further development of Daxas®, except for the Japanese market. In Japan, clinical development is carried out with ALTANA Pharma’s partner Tanabe. In Europe, the marketing authorization application was withdrawn in November 2005. With an enhanced studies program on Daxas®, which was started in February 2006, we aim at sharpening the anti-inflammatory profile of the novel respiratory product and at strengthening its market potential.
“We are convinced that patients with chronic respiratory diseases will benefit from the innovative approach of PDE4-inhibition, which is why we vigorously push on the development of our product candidate Daxas®. On the basis of the given efficacy and safety data, which show the innovative therapeutic profile of the product, we will carry out additional studies to further strengthen its profile,” said Dr. Hans-Joachim Lohrisch, member of the ALTANA AG Management Board and President and CEO of ALTANA Pharma AG.
Imaging/OTC
In the Imaging business unit ALTANA Pharma achieved sales of €108 million with contrast media, equivalent to the prior-year level. The OTC business reported a sales increase of 13% to €131 million.

ALTANA Chemie: Profitable growth
ALTANA Chemie AG, Wesel, managed an increase in sales to €907 million in 2005, a rise of 6% on the prior year. Its sales development was influenced by targeted divestments and acquisitions. Adjusted for exchange rate as well as divestment and acquisition effects operating growth was 3%.
At €142 million, domestic sales were up 19% on the prior year, mainly due to acquisitions. Foreign sales rose by 4% to reach €765 million. Regional growth rates are heavily influenced by portfolio adjustments: In Europe (excluding Germany), the effects from the divestments in the Coatings & Sealants division are stronger than the effects from the acquisition of ECKART, so that sales are down 7% on the prior year to €313 million. In the other regions acquisitions have positive effects: In North America sales grew by 19% to almost €157 million, in Asia by 10% to €214 million, and in the other regions by 11% to €81 million. International business accounted for 84% of total sales.
Higher raw materials prices, inventory effects and the weakening worldwide demand had an impact on ALTANA Chemie’s business in 2005. At €113 million, operating income (EBIT) was down 4% on the prior year in 2005. Earnings before taxes (EBT) were down by 8% to €104 million. At €164 million, earnings before interest, taxes, depreciation and amortization (EBITDA) were up 5% on the prior year.
Strategically focused activities driven forward Although all four divisions were affected by a weakening demand in their target markets, they generated operating sales growth. ALTANA Chemie’s largest division, Additives & Instruments, reported sales of €364 million in 2005 (+4%) and contributed 40% to ALTANA Chemie’s total sales.
In 2005, the Electrical Insulation division had to cope with a substantial increase of raw materials costs. Sales reached €293 million, slightly above the prior year’s level. Electrical Insulation achieved 96% of its sales revenues abroad. The highest growth rates were reported in Latin America (+22%) and Asia (+4%).
With a sales volume of €175 million, Coatings & Sealants fell by 19% compared to the prior year due to divestments. The continued businesses, however, posted an operating growth of 5%. With the complete withdrawal from the industrial coatings business and the acquisition of Kelstar International, one of the leading U.S.-American manufacturers of overprint coatings for paper and cardboard packages, the Coatings & Sealants division has further pushed the realignment of its core business in the packaging area. The focusing of its business was also supported through the acquisition of Rad-Cure at the beginning of 2006.
ALTANA Chemie’s purchase of the ECKART group in 2005 represented the largest acquisition in the ALTANA Group’s history to date. With this acquisition ALTANA Chemie reached the critical mass for a stand-alone position on the capital market. The newly established fourth division Effect Pigments (ECKART), which has been consolidated since October 1, 2005, contributed €75 million to total sales in 2005.
With its products ALTANA Chemie is active in selective specialty markets. All four of its divisions are among the worldwide leading manufacturers. With an EBITDA margin of 18%, ALTANA Chemie is one of the most profitable specialty chemicals companies. “Our business model is clearly focused: With quality, innovation and service for our customers we have become one of the globally leading providers of solutions in the specialty chemicals area. We strive to further expand this strong position in all relevant markets “, said Dr. Matthias Wolfgruber, member of the ALTANA AG Management Board and President and CEO of ALTANA Chemie AG.
Dividend increase of 16% proposed
Following the earnings-oriented dividend policy of ALTANA AG, the company’s Management and Supervisory Board will propose to the Annual General Meeting on May 2, 2006 to distribute a dividend of €1.10 per share. Due to another double-digit dividend increase of 16%, the total dividend payment of €154.4 million will be significantly higher than the nominal capital of €140 million. “We are very pleased that also in our tenth record year we will have our shareholders again participate in the sustained positive earnings development,” commented Dr. Nikolaus Schweickart.

Number of employees further increased
As of December 31, 2005, ALTANA employed about 13,300 people worldwide. This corresponds to a rise of 23%, primarily due to ALTANA Chemie’s acquisition of the ECKART group. Disregarding special items, the Group’s number of employees rose by 2% in Germany and by 6% abroad. About 6,350 people work for our companies in Germany, and about 6,950 abroad. In the past ten years (1995 — 2005), the number of employees increased from 7,136 to more than 13,000. ALTANA plans to hire new staff in 2006, too.
Optimistic outlook 2006
We expect our dynamic business trend to further continue in the financial year 2006. We anticipate to achieve a growth in sales of about 20% with a business volume of almost €4 billion at Group level. Both divisions are expected to grow in a double-digit range: ALTANA Pharma within a range of 12 to 14%; ALTANA Chemie in a range of more than 30%, due to acquisitions. We expect to see growth in our own sales with Pantoprazole to be at a high double-digit percentage range; worldwide market sales, including all sales partners, are anticipated to grow at a high single-digit percentage range.
At Group level, we aim at achieving another growth in earnings before taxes at a high single-digit level. We expect to achieve another record year. Investments in the future growth of ALTANA — in the form of capital expenditure as well as research and expenses — will be maintained at high levels.
The strategic further development of the ALTANA Group will be in the focus in 2006: “At the beginning of November 2005 we announced our intention to dissolve the present Group structure with ALTANA AG as a management holding company listed on the stock exchange and to achieve an independent operation of its two 100% subsidiaries ALTANA Pharma and ALTANA Chemie in the course of the year 2006, involving the pharmaceuticals business to be opened for a strategic partner. Following an intensive preparation and a precise analysis of potential alliance partners we started the process of addressing potential partners individually together with our consulting bank Goldman Sachs at the end of January with the aim to consider various options as to the long-term future development of the pharmaceuticals business. The process is underway. I cannot give you any further information or even communicate decisions today, roughly six weeks after the process was started,” commented Dr. Nikolaus Schweickart.
“As already announced, we strive for both processes to be realized in the course of this year — namely the opening of the pharmaceuticals business for a strategic partner and the independent operation of the chemicals business as a company listed on the stock exchange — probably in late fall,” said Schweickart.

Key figures 2005

ALTANA Group	2005	2004 2)	Change
	in € million	in € million	in %

Sales	3,272	2,963	+ 10

ALTANA Pharma	2,365	2,109	+ 12
ALTANA Chemie	907	854	+ 6

Germany	581	491	+ 18
Abroad	2,691	2,472	+ 9

Earnings figures
Earnings before interest and taxes (EBIT)	676	604	+ 12

Earnings before taxes (EBT)	684	611	+ 12

Net income	438	378	+ 16

Cash flow from operating activities	645	427	+ 51

Total assets	3,633	2,706	+ 34

Equity	2,013	1,650	+ 22

Capital expenditure	246	226	+ 9

Research expenses	465	448	+ 4

Key return figures in %
Return on sales before interest and taxes (EBIT)	20.7	20.4
Return on sales before taxes (EBT)	20.9	20.6
Return on capital (ROCE)	22.7	25.5

Number of employees
Group	13,276	10,783	+ 23
ALTANA Pharma	8,832	8,200	+ 8
ALTANA Chemie	4,384	2,521	+ 74

Figures per ALTANA share	in €	in €
Net income	3.23	2.78	+ 16
Dividend	1.101)	0.95	+ 16

1) Management recommendation

2) After adjustment according to IFRS 2 “Share-based payments” and IAS 19 “Employee benefits”
At the press conference today at 10 a.m. and the analyst meeting at 3 p.m. in Bad Homburg, ALTANA’s Management will explain the 2005 annual financial statements. Both meetings will be webcasted.
The first quarter results will be published on April 27, 2006 combined with a conference call.
The ALTANA Annual General Meeting will take place on May 2, 2006 at the Congress Center Messe Frankfurt.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include revenue and earnings projections for the year 2006, the increase of the dividend which is subject to the shareholders’ consent at the Annual General Meeting and the expectations for a further growth of ALTANA. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include the exchange rate of the Euro to foreign currencies, ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.
Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.
This press release is also available on the Internet at www.altana.com.
For inquiries please contact:
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations
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